Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “the Company”) ACQUISITION OF GOLD FIELDS SECURITIES BY CLIENTS OF VAN ECK ASSOCIATES CORPORATION ("Van Eck") In accordance with Section 122(3)(b) of the Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Gold Fields has received formal notification that clients of Van Eck have, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares of the Company held by Van Eck’s clients now amounts to 5.2% of the total issued ordinary shares of the Company. As required in terms of Section 122 of the Companies Act, the required notice has been filed with the Takeover Regulation Panel. The Board of directors of Gold Fields accepts responsibility for the information contained in the announcement, having received the forms TRP121.1 from Van Eck, and to the best of their respective knowledge believe the information contained in the announcement is accordingly true and does not omit anything likely to affect the importance of the information contained in this announcement. 21 September 2023 Sponsor: J.P.Morgan Equities South Africa (Pty) Ltd